Exhibit 99.3

HPE-Nimble Storage Acquisition

Internal use only – do not publish or distribute

Overall announcement context

On March 7, 2017, Hewlett Packard Enterprise Company (“HPE”) announced a definitive agreement to acquire Nimble Storage. For context on today’s announcement, please see an email from the CEO, the press release [https://www.hpe.com/us/en/newsroom/news-archive/press-release/2017/03/HPE-to-Acquire-Nimble-Storage-to-Strengthen-Leadership-in-Hybrid-IT.html], and several blog posts here [https://www.nimblestorage.com/blog/nimble-storage-signs-agreement-to-be-acquired-by-hpe] [https://www.hpe.com/us/en/newsroom/news-archive/featured-article/2017/03/Nimble-Storage-to-Extend-HPE-Industry-Leadership-in-Flash-Storage.html] [https://www.hpe.com/us/en/newsroom/news-archive/press-release/2017/03/HPE-to-Acquire-Nimble-Storage-to-Strengthen-Leadership-in-Hybrid-IT.html].

General

1.	What does this acquisition mean for employees?

Nothing changes today and we must continue to operate as two separate companies until we close the deal, which we expect to happen in April.

But, once we become part of HPE, we believe that the acquisition of our company by HPE will allow us to continue to innovate, accelerate growth, and create more opportunities for our employees. We also believe HPE is a strong cultural fit. Based on the way HPE has managed acquisitions such as Aruba, 3PAR and SGI, and given its focus on expansion, we think that there will be strong career opportunities for our employees.

2.	How will Nimble Storage’s culture change?

We believe that there is strong synergy between HPE’s culture and ours. HPE has a culture and track record of innovation and plans to continue to invest in Nimble Storage’s products within HPE. So the best parts of Nimble Storage culture, which stem from the people here, should continue to thrive.

3.	What are the steps in the process?

On March 7, we announced that we entered into a definitive agreement to be acquired by HPE. We anticipate closing the acquisition in April, subject to the satisfaction of all closing conditions. Between now and then:

1.	The companies will continue to operate independently and nothing will change for most of you between now and close. It is really important to note that we cannot execute on any integration during this timeframe although we can plan for integration. Integration planning will begin during this time with each function communicating with their functional counterparts from HPE.

2.	HPE and Nimble Storage will go through a regulatory process to obtain relevant approvals or clearances from antitrust regulators in the US and specified foreign jurisdictions.

3.

HPE will also commence a tender offer to acquire all outstanding Nimble Storage shares at the offer price of $12.50 per share in cash. The transaction is subject to customary closing conditions, including that at least a majority of our outstanding shares are validly tendered (and not validly withdrawn) in the offer as of immediately prior to the then-scheduled expiration date of the offer. In this regard, note that certain Nimble Storage shareholders (including our CEO and two founders) holding approximately 21%, collectively, of our outstanding shares have committed to tender their shares in the offer. Following the successful completion of the tender offer, a subsidiary of HPE will be merged with and into Nimble Storage, and Nimble Storage will then be a wholly owned subsidiary of HPE.

4.	Once the deal closes, we will begin integration with HPE. You will receive much more information at that point and all changes will be communicated well ahead of time.

It is critical that we continue to focus on executing our day-to-day functions since we do not want to lose momentum as a company.

4.	Is there a chance the transaction will not close?

The transaction is subject to customary closing conditions. While there is always a chance that one or more of the closing conditions will not be satisfied, we nevertheless fully expect all closing conditions to be satisfied in a timely manner. We currently expect the transaction to close in April, subject to the satisfaction of all closing conditions.

5.	What will happen to the name and brand?

This will be a decision that HPE will make at a later date. As you know, HPE has maintained the 3PAR brand, and we believe there is strong value in the Nimble Storage brand as well.

6.	How will Nimble Storage fit into HPE? What will the new organizational structure look like?

Nimble Storage will become part of HPE’s Data Center Infrastructure Group (“DCIG”), led by Alain Andreoli. DCIG sits within the HPE’s Enterprise Group, which is led by Antonio Neri.

7.	How will our products fit into the overall portfolio?

HPE is excited about the current product set and by many aspects of our future roadmap. While this will become clearer over time, for now we should continue with the work as planned and maintain our momentum. Any changes to the product roadmap will be communicated as decisions are made.

8.	Isn’t there a big overlap with 3PAR?

We believe the Nimble Storage and HPE 3Par product portfolios are highly complementary. Our go-forward plan as a combined company is to have Nimble Storage products span from entry-to-mid range while 3PAR will continue to focus on the mid-to-high end of the price band spectrum. The combined product portfolio will be comprehensive and will cover the entire range of offerings – from entry to high end.

Sales/Channel Q&A

9.	How do we answer our customers’, partners’, and suppliers’ questions regarding the transaction?

Communicating with our customers, partners and suppliers about this deal is critical. Approved materials have been created for each audience, including key messages and FAQ, and you can also refer to the publicly available blog post. If you have any questions regarding communications with customers, partners or suppliers, please ask your manager.

10.	What is going to happen to customers using Nimble Storage products today?

Nothing changes today. We continue to operate as two separate companies. We are working towards an integration solution where customers and partners will benefit from a best in class portfolio, and HPE is committed to supporting Nimble Storage’s customers and any changes to the product roadmap will be communicated well ahead of time.

11.	Will our sales approach change? Will sales teams get consolidated?

Nothing changes today. Once we become part of HPE, HPE looks at our sales teams as an opportunity to grow the combined storage-dedicated sales force and expand market coverage.

12.	What will we tell our installed base of customers about support?

Nothing changes today and we continue to operate as we have been. We have an incredible reputation for support – thanks to the simplicity of our product, InfoSight, and to the quality of our support team. HPE understands how much this matters to our customers, and they will evaluate leveraging InfoSight across the entire storage portfolio.

13.	Will channel partners that are non-HPE partners continue to resell products? Will they need to be signed up as HPE partners?

Between now and the closing of the transaction, the two companies will continue to operate independently. There is no change to the manner in which Nimble Storage works with channel partners. Once the deal closes there will be no change to the agreements between Nimble Storage and the channel partners during a transition period. The time frame of the transition period will be announced at the closing of the transaction, but expect it will be sufficient to prevent interruption to business. All deal registrations with Nimble Storage by channel partners will be honored.

14.	I have deals in the pipeline in which I am competing with HPE. What happens to those?

Until the closing of the transaction, we are independent companies and we need to operate as such—with business as usual, and pursuing opportunities independently.

15.	What happens to the Cisco/Smartstack relationship?

Nothing changes today. We will work closely with the Cisco team and HPE management to understand how to best support demand from UCS customers going forward.

16.	What happens to the Lenovo relationship?

Nothing changes today. We will be reaching out to executives at Lenovo to discuss this immediately after the deal is announced.

Employee: General Q&A

17.	What should I do if someone outside the company contacts me about the deal?

We will provide materials to assist you in responding to customer or partner inquiries about this transaction, including copies of the press release, blog post, FAQs, etc. If you receive media inquiries, do not speak with the reporter about this announcement. Refer all requests to HPE corporate communications (corpmediarelations@hpe.com).

18.	What should I do if I have additional questions about this announcement?

As we prepare to integrate Nimble Storage into HPE, we will communicate with you both in person and by e-mail. In the meantime, you can direct questions about HPE to your manager.

19.	Will our offices remain in the same locations?

HPE has no current plans to make any changes to office locations. Any changes will be communicated in advance.

Employee: Job Offers and Employment Contracts

20.	Will HPE provide offers to all employees?

The prime purpose of the transaction is expansion, so while go-forward roles will be determined as part of the integration process, we currently anticipate that the majority of our employees will be given offers to stay with the combined company.

21.	What will happen when the deal closes?

At or promptly after closing, employees will onboard to HPE’s systems, payroll, email, and other programs including benefits. There may be a gap between closing of deal and your official onboarding date to HPE, during which time you will continue in current employment as normal. All changes will be clearly communicated, well ahead of time.

Employee: Compensation and Benefits

22.	What will happen to my pay and benefits?

You will remain on the Nimble Storage benefits plans and your existing terms and conditions of employment until closing. After closing and you are officially onboarded to HPE you will be eligible for HPE’s comprehensive compensation and benefits programs. HPE will communicate information about its programs, including health care coverage, paid time off, and incentives, closer to closing.

23.	What happens to the Nimble Storage May focal adjustment? Will that still be implemented?

At this time, we plan to proceed with the May focal exercise, which will launch mid-March.

24.	What happens to my annual bonus for 2018?

Fiscal year 2018 bonuses will be paid at target, pro-rated from February 1st to the closing date. Following the closing and after onboarding, you will generally be eligible to participate in the applicable HPE bonus programs.

25.	What happens to my quota and commission plans after the close of the transaction?

We do not anticipate any changes to commission plan structures or quota assignments through at least Nov 1, 2017, which is the beginning of HPE’s new fiscal year. It is possible that current compensation plans may remain in place until January 31st, 2018, which is the end of Nimble Storage’s current fiscal year. We will update you on this as soon as we have the final answer.

Employee: Equity Plans and Retirement Plans

26.	What is the exact process of tendering my shares in order to receive the cash?

Detailed instructions on how to tender your shares, receive payment for tendered shares, and manage your vested and unvested stock and RSUs will be available within 10 business days of the signing of the merger agreement. We will distribute this information as soon as it is available.

27.	Can I trade in Nimble Storage or HPE shares in the interim period between signing and closing?

Pursuant to our insider trading policy and federal law, you may only purchase shares of Nimble Storage or HPE when you do not possess any material non-public information about Nimble Storage or HPE at the time you intend to trade. In addition, pursuant to our insider trading policy you may only purchase or sell shares of Nimble Storage during an open trading window and, if you are on the Access List, you must obtain approval from the Compliance Officer prior to trading. Please contact the Nimble Storage Legal Department if you have any questions.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Nimble Storage common stock (the “Offer”) has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Hewlett Packard Enterprise Company (“HPE”) and a subsidiary of HPE (“Merger Sub”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, HPE and Merger Sub will file tender offer materials on Schedule TO, and thereafter Nimble Storage will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF NIMBLE STORAGE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Nimble Storage’s common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by directing a written request to Nimble Storage, Inc., 211 River Oaks Parkway, San Jose, California 95134, Attn: Investor Relations, or by telephone at (408) 514-3475.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, HPE and Nimble Storage file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by HPE or Nimble Storage at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. HPE’s and Nimble Storage’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Nimble Storage and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements regarding the expected benefits and costs of the Offer, the merger and the other transactions contemplated by the definitive agreement relating to the acquisition of Nimble Storage by HPE; the expected timing of the completion of the Offer and the merger; the ability of HPE, Merger Sub and Nimble Storage to complete the Offer and the merger considering the various conditions to the Offer and the merger, some of which are outside the parties’ control, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the Offer and the merger may not be timely completed, if at all; that, prior to the completion of the transaction, Nimble Storage’s business may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; and other risks that are described in Nimble Storage’s SEC reports, including but not limited to the risks described in Nimble Storage’s Annual Report on Form 10-K for its fiscal year ended January 31, 2016. Nimble Storage assumes no obligation and does not intend to update these forward-looking statements.